One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kenneth Ellington and John Ganley

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-231247 and 814-00967

Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on May 24, 2019, between Kenneth Ellington of the Staff and Thomas Friedmann of Dechert LLP, relating to the Company’s registration statement on Form N-2 filed with the Commission on May 6, 2019 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Fees and Expenses, page 6

1.	Please update the disclosure in Footnote 4 to the Fees and Expenses Table to conform to the material disclosure in the Investment Advisory Agreement. In particular, please ensure that disclosure in such footnote regarding the treatment of cash and cash equivalents in the determination of total assets subject to the Adviser’s management fee is consistent with the disclosure in the Investment Advisory Agreement.

Response:

The Company hereby acknowledges the Staff’s comment and confirms that it will revise the relevant portion of the disclosure in Footnote 4 to the Fees and Expenses Table in future filings of the Registration Statement and any prospectus supplements used in connection therewith as follows:

“Our base management fee under the Investment Advisory Agreement is calculated at an annual rate equal to 2.0% based on our consolidated gross assets, including cash and cash equivalents and assets purchased with borrowed funds; provided, however, our base management fee will be calculated at an annual rate equal to 1.25% of our consolidated gross assets, including cash and cash equivalents and assets purchased with borrowed funds, that exceed the product of (i) 200% and (ii) the value of our total net assets.”

Notes to Financial Statements, Annual Report on Form 10-K, pages 85 and 102

2.	In the Company’s Annual Report on Form 10-K, the amount of $32,950 for Net Realized Gain (Loss) in the affiliates table in Note 3 to the Consolidated Financial Statements does not agree with the amount of $32,981 for “Net realized gains (losses) to Non-controlled affiliate company investments” in the Consolidated Statement of Operations under “Realized and unrealized gains (losses) on investments.” Please explain this difference and/or correct and amend as necessary.

Response:

The Company respectfully submits that this discrepancy was due to the adjustment of immaterial classification changes made in conjunction with the filing of the Annual Report on Form 10-K. The Company intends to use the same amount in both the Consolidated Statement of Operations and in the affiliates table in Note 3 to the Consolidated Financial Statements in all future filings and will modify this amount to be consistent in both instances in future filings of the Annual Report on Form 10-K.

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7100 or by email at thomas.friedmann@dechert.com or Michael Darby by telephone at 215.994.2088 or by email at michael.darby@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

Thomas Friedmann

cc:	Stuart Aronson

Edward Giordano

Richard Siegel

WhiteHorse Finance, Inc.

David Harris

Michael Darby

Dechert LLP